CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-10	July 6, 2011

Cardero Resource Appoints Guy Gilron as Vice President,
Environment & Community Relations

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces the appointment of Mr. Guy Gilron as Vice President, Environment & Community Relations, effective July 11, 2011. Mr. Gilron will be responsible for developing and implementing the Company’s environmental and community relations policies and practices. The immediate focus of this effort will be overseeing environmental baseline studies, permitting activities, and community consultations associated with Cardero’s Carbon Creek Metallurgical Coal deposit located in the Peace River Coal Field of north eastern British Columbia.

“As we shift our strategic focus from exploration to production, it’s critical we have the right team in place to develop the portfolio of projects we have on the books and in the pipeline. Guy brings a wealth of knowledge and experience to Cardero’s management team and we look forward to taking Carbon Creek forward with Guy on board.” stated Michael Hunter, President of Cardero.

Mr. Gilron was recently the Director, Environmental Science, for Teck Resources Limited; at Teck, he had primary responsibility for ecological risk and environmental impact assessments, corporate biodiversity conservation programs, and dormant properties and contaminated sites assessment and management. In his capacity at Teck, and as a member of the Mining Association of BC’s Science Committee, Mr. Gilron has played a key technical role in the evaluation of environmental issues related to coal mining in the north east BC Coal Field.

“Today, successful mining projects demonstrate a strong commitment to sustainability and an ongoing responsibility to both the environment and the communities in which projects are developed. Cardero is committed to developing and mining the Carbon Creek resource in a sustainable way, and I am excited to be joining the team to lead its environmental and community-focused activities.” said Mr. Gilron.

Mr. Gilron obtained a M.Sc. degree in Marine Ecology, and a B.Sc. in Biology and Chemistry, both at the University of Guelph. He is a Registered Professional Biologist (RPBio) in British Columbia and is currently a Vice President of the College of Applied Biology. Mr. Gilron has over 20 years’ experience in ecotoxicology and ecological and human health risk assessment, relating specifically to effects on both aquatic and terrestrial resources. He has also played project management and scientific roles in numerous large-scale environmental monitoring and assessment programs in aquatic ecosystems, and has been involved in several key environmental projects involving community and First Nations issues.

About Cardero Resource Corp.

In recent years, Cardero’s focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero’s wholly-owned Pampa de Pongo iron deposit in early 2010 for US$100 million cash represented an early success in the iron market. More recently, in keeping with bulk-commodity focus, Cardero has acquired, through the acquisition of Coalhunter Mining Corporation, a 75% interest in the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia. Cardero continues to hold iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA.

Cardero Resource Corp.	2	July 6, 2011
NR11-10 – Continued

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, Chief Executive Officer

Contact Information:       Nancy Curry Manager – Corporate Communications & Investor Relations
                                            Email: info@cardero.com
                                            Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production at the Carbon Creek Coal project, the potential for any production decision to be made at Carbon Creek, the potential for Cardero to move toward becoming or to become a producer, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.